SHARK WHEEL, INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2019 AND 2018



Shark Wheel, Inc.

Index to the Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

The Management and Shareholders
Shark Wheel, Inc.
Lake Forest, California

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Shark Wheel, Inc., formerly Shark Wheel LLC, and its subsidiaries (collectively the "Company") as of December 31, 2019 and 2018, and the related consolidated statements of operations, stockholders'/members' equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements").

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shark Wheel, Inc. as of December 31, 2019 and 2018, and the results of its operations, changes in stockholders'/members' equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the accompanying consolidated financial statements, the Company has suffered recurring losses from operations and has limited working capital and requires additional capital, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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Shark Wheel, Inc.
Consolidated Balance Sheets

		December 31, 2019		December 31, 2018
Assets				
Current Assets:				
Cash	$	281,662	$	247,546
Accounts receivable		-		3,672
Grant receivable		72,430		-
Inventories		140,947		88,781
Deposits on inventory		32,537		67,131
Other current assets		18,557		709
Total current assets		546,133		407,839
Fixed assets, net		31,865		43,546
Intangible assets, net		8,716		9,981
Other assets		4,897		3,105
Total assets	$	**591,611**	$	**464,471**
Liabilities and Stockholders'/Members' Equity				
Current Liabilities:				
Accounts payable	$	109,679	$	96,522
Accrued liabilities		23,344		6,202
Other current liabilities		18,366		-
Related party notes payable		120,000		-
Deferred revenue		254,415		143,141
Total current liabilities		525,804		245,865
Total liabilities	$	**525,804**	$	**245,865**
Commitments and contingencies (Note 7)				
Stockholders' Equity				
Class A common stock, $0.0001 par value-19,372,272 authorized; 15,934,352 outstanding at December 31, 2019 and December 31, 2018, respectively		1,593		1,593
Class B common stock, $0.0001 par value-627,728 authorized; 627,728 outstanding at December 31, 2019 and December 31, 2018, respectively		63		63
Class C common stock, $0.0001 par value-1,000,000 authorized; 387,834 and 0 outstanding at December 31, 2019 and December 31, 2018, respectively		39		-
Additional paid-in capital		3,003,814		976,888
Accumulated deficit		(2,939,702)		(759,938)
Total stockholders' equity		65,807		218,606
Total liabilities and stockholders' equity	$	**591,611**	$	**464,471**

The accompanying notes are an integral part of these consolidated financial statements.

Shark Wheel, Inc.
Consolidated Statements of Operations

	Years Ended	
	December 31, 2019	December 31, 2018
Revenues:		
Sales	$ 903,942	$ 725,796
Grant revenue	277,657	225,000
Total revenues	1,181,599	950,796
Cost of goods sold	615,210	491,022
Gross profit	566,389	459,774
Operating expenses:		
General and administrative	801,399	693,677
Sales and marketing	146,699	352,347
Research and development	258,624	174,715
Stock-based compensation	1,539,414	-
Total operating expenses	**2,746,136**	**1,220,739**
Operating loss	(2,179,747)	(760,965)
Other (income) expense:		
Other income	(1,783)	(11,488)
Other expense	1,800	7,412
Total other (income) expense	17	(4,076)
Net loss before income taxes	**(2,179,764)**	**(756,889)**
Provision for income taxes	-	3,049
Net loss	**$ (2,179,764)**	**$ (759,938)**

The accompanying notes are an integral part of these consolidated financial statements.

Shark Wheel, Inc.
Consolidated Statements of Stockholders'/Members' Equity
Years Ended December 31, 2019 and 2018

	Members' Equity		Class A- Common Stock		Class B - Common Stock		Class C - Common Stock		Subscription Receivable	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders'/ Members' Equity
	Units	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at December 31, 2017	16,311,839	$ 764,888	-	$ -	-	$ -	-	$ -	$ (40,693)	$ -	$ -	724,195
Issuance of LLC Units for cash	250,250	214,802	-	-	-	-	-	-	39,547	-	-	254,349
Offering costs	-	(1,146)	-	-	-	-	-	-	1,146	-	-	-
Conversion of LLC to corporation	(16,562,089)	(978,544)	15,934,352	1,593	627,728	63	-	-	-	976,888	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	(759,938)	(759,938)
Balance at December 31, 2018	-	-	15,934,352	1,593	627,728	63	-	-	-	976,888	(759,938)	218,606
Issuance of common stock for cash	-	-	-	-	-	-	387,834	39	-	528,654	-	528,693
Offering costs	-	-	-	-	-	-	-	-	-	(41,142)	-	(41,142)
Stock-based compensation	-	-	-	-	-	-	-	-	-	1,539,414	-	1,539,414
Net loss	-	-	-	-	-	-	-	-	-	-	(2,179,764)	(2,179,764)
Balance at December 31, 2019	-	$ -	15,934,352	$ 1,593	627,728	$ 63	387,834	$ 39	$ -	$ 3,003,814	$ (2,939,702)	$ 65,807

The accompanying notes are an integral part of these consolidated financial statements.

Shark Wheel, Inc.
Consolidated Statements of Cash Flows

	Years Ended	
	December 31, 2019	December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	(2,179,764)	$ (759,938)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	1,539,414	-
Depreciation and amortization	18,764	19,111
Changes in non-cash working capital items		
Accounts receivable	3,672	204
Grant receivable	(72,430)	
Inventory	(52,166)	63,661
Deposits on inventory	34,594	12,259
Other current assets	(17,848)	-
Accounts payable	13,157	(29,364)
Accrued and other current liabilities	35,508	3,413
Deferred revenue	111,274	67,581
Net cash used in operating activities	(565,825)	(623,073)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(5,819)	(37,978)
Insurance reimbursement	-	(11,522)
Deposits and other	(1,792)	3,194
Net cash used in investing activities	(7,611)	(46,306)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Membership units issued net of offering costs	-	254,349
Common stock issued, net of offering costs	487,552	-
Related party notes payable	120,000	-
Net cash provided by financing activities	607,552	254,349
Increase (decrease) in cash and cash equivalents	34,116	(415,030)
Cash and cash equivalents, beginning of year	247,546	662,576
Cash and cash equivalents, end of year	$ 281,662	$ 247,546
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ 3,049

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF OPERATIONS

Shark Wheel, LLC (the "LLC") was formed on October 24, 2012 in the State of California. On December 21, 2018, the LLC was converted to Shark Wheel, Inc.

The Company develops, manufactures, and markets helical wheels that, rather than being the traditional circular shape, are composed of one or many three-dimensional sine waves. The Shark Wheel is a more efficient wheel with performance advantages in speed, friction, longevity, and off-road capabilities. It provides better maneuverability over debris, water, and other conditions that deteriorate the performance of conventional wheels. It is currently marketed for skateboard, longboard, and roller skate applications, but future applications include luggage wheels, pallet jack wheels, ambulance stretcher wheels, wheelchair wheels, as well as other transportation and industrial applications. Shark Wheel has already begun development on many of these wheels, working with many industry-leading partners in development deals. Shark Wheel will manufacture in certain industries and license its technology in other markets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The consolidated financial statements of Shark Wheel, Inc. and its subsidiaries (collectively the "Company" or "Shark Wheel") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lake Forest, California.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Shark Wheel, Inc. and subsidiaries, Shark Wheel Industrial Products, LLC, Shark Wheel Skate, LLC, Shiver, LLC, and Shark Wheel Sports, LLC (dba Fathom). Significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
Preparation of the consolidated financial statements in conformity with US GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to us as of December 31, 2019 and 2018. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. As of December 31, 2019, and 2018, there was no reserve deemed necessary.

Inventories
Inventories are valued at the lower of first-in, first-out, cost, or market value (net realizable value). Management regularly reviews inventory quantities on hand and records a provision for excess and slow-moving inventory based primarily on estimated forecast of product demand.

Fixed Assets
Fixed assets are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Intangible Assets
Intangible assets with finite lives are amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. No impairment was deemed necessary for the periods presented.

Impairment of Long-Lived Assets
The Company reviews its long-lived assets in accordance with Accounting Standards Codification ("ASC") 360-10-35, *Impairment or Disposal of Long-Lived Assets*. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Revenue Recognition
In accordance with ASC Topic 606, Revenue from Contracts with Customers, revenue is recorded is when the customer takes physical possession of the product. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods, using the five-step method required by ASC 606. The Company adopted this standard at the beginning of fiscal year 2019, with no material impact to its financial position or results of operations, using the modified retrospective method.

The Company records product shipping and handling charged to customers within sales and the related costs within costs of goods sold on the accompanying statement of operations. Any taxes collected on behalf of government authorities are excluded from net sales.

The Company generally does not receive noncash consideration for the sale of goods nor does the Company grant payment financing terms greater than one year.

Revenue from grant revenue is recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expense. Grant revenue was $277,657 and $225,000 for the years ended December 31, 2019 and 2018, respectively. Management believes the loss of such revenues will not have a material effect on the Company's operations.

Advertising
The Company expenses advertising costs as incurred. Advertising costs expensed were $26,790 and $30,646 for the years ended December 31, 2019 and 2018, respectively.

Research and Development
The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of modifying wheels for commercial applications in various industries and designing mother molds from which production molds will be made. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. In accordance with ASC 730, research and development costs expensed were $258,624 and $174,715 for the years ended December 31, 2019 and 2018, respectively.

Stock-Based Compensation
The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Income Taxes
Prior to the conversion to a corporation as described in Note 1, the Company was a limited liability corporation. Under these provisions, the Company did not pay federal corporate income taxes on its taxable income. Instead, the shareholders were liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company paid state Franchise taxes at reduced rates.

After conversion to a corporation, the Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

At December 31, 2019, the Company had federal and state net operating loss carry forwards of approximately $1,278,000. Under current federal and state regulations, these net operating loss carry forwards have no expiration.

The Company's net deferred tax asset at December 31, 2019 and 2018 was approximately $381,000 and $217,000, respectively, which primarily consists of net operating loss carry forwards. As of December 31, 2019 and 2018, the Company provided a 100% valuation allowance against the net deferred tax assets, as management could not determine, if realization would be more likely than not. During the year ended December 31, 2019 and 2018, the Company increased the valuation allowance by approximately $164,000 and $217,000, respectively.

At December 31, 2019, the applicable federal and state income tax rates used in calculating the deferred tax provision were 21% and 8.84%, respectively. The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods after 2015. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

Cash - The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Payable – As of December 31, 2019, three vendors accounted for 42%, 15% and 11% of accounts payable. As of December 31, 2018, one vendor accounted for 99% of accounts payable. Management believes that the loss of these vendors would not have a material impact on the Company's financial position, results of operations and cash flows.

Customers – As of December 31, 2019 and 2018, two customers accounted for 29% and 20% of revenues, respectively. Management believes that the loss of one or more of these customers would not have a material impact on the Company's financial position, results of operations and cash flows.

Suppliers – As of December 31, 2019, three vendors accounted for a majority of the Company's inventory purchases. All remaining inventory purchases from other vendors were minimal. As of December 31, 2018, two vendors accounted for 41% of inventory purchases. Management believes that the loss of one or more of these vendors would have a material impact on the Company's financial position, results of operations and cash flows.

NOTE 3 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations of $2,179,769 and $759,938, respectively, and had net cash used in operating activities of $565,824 and $623,073 for the years ended December 31, 2019 and 2018, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the sale of products and debt and/or equity financing, including additional funds received under Regulation Crowdfunding efforts. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – INVENTORIES

The Company had finished goods inventories of $140,947 and $88,781 as of December 31, 2019 and 2018, respectively. Additionally, the Company had deposits on inventory of $32,537 and $67,131 as of December 31, 2019 and 2018, respectively. The Company does not hold any raw materials or work-in-process inventories.

NOTE 5 – FIXED ASSETS

Fixed assets are comprised of the following:

	December 31,	
	2019	**2018**
Furniture and fixtures	$ 22,329	$ 16,510
Molds	84,867	84,867
Total fixed assets	107,196	101,377
Accumulated depreciation	(75,331)	(57,831)
	$ 31,865	**$43,546**

Depreciation expense for the years ended December 31, 2019 and 2018 was $17,500 and $18,571, respectively.

NOTE 6 – RELATED-PARTY TRANSACTIONS

In September and October 2019, the Company entered two promissory notes with one of the Company's officers and an existing shareholder totaling $120,000. The notes mature in six months and incur interest at 6%, per annum.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

Leases
The Company leases office and warehouse facilities in Lake Forest, California. The Company's main facility lease was to expire in January 2020. In May 2020, the lease was modified for an expansion of the space whereby the monthly amount from the prior lease remained and additional rent is due for the expanded space. The 33-month extension requires base rents ranging from $3,545 to $3,633. The Company also maintains a lease for warehouse space which runs through April 2020 for $918 per month. The following table shows the future annual minimum obligations under lease commitments in effect at December 31, 2019:

2020	$ 41,909
2021	42,879
2022	43,411
2023	3,633
	$ 131,832

Rent expense for the years ended December 31, 2019 and 2018 was $50,367 and $38,447, respectively.

NOTE 8 – STOCK-BASED COMPENSATION

Equity Incentive Plan

In 2018, the Company adopted the 2018 Equity Incentive Plan, (the "Plan"), which provides for the grant of 2,757,441 shares of stock options to employees, non-employee directors, and non-employee consultants. The option exercise price may not be less than the underlying stock's fair market value at the date of the grant and have terms of five and ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 1,409,967 and 2,757,441 as of December 31, 2019 and 2018, respectively.

A summary of information related to stock options for the years ended December 31, 2019 and 2018 is as follows:

	December 31, 2019		December 31, 2018	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	-	$ -	-	$ -
Granted	1,347,474	0.41	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding - end of year	1,347,474	$ 0.41	-	$ -

11

Exercisable at end of year	1,347,474 $	0.41	- $	-
Weighted average grant date fair value of options granted during year	1.13 – $ 1.20		$	-
Weighted average duration (years) to expiration of outstanding options at year-end	6.1			-

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
Risk Free Interest Rate	1.55%	-
Expected Dividend Yield	0.00%	-
Expected Volatility	55.10%	-
Expected Life (years)	2.5 – 5.0	-
Fair Value per Stock Option	$1.13-1.20 $	-

The total grant-date fair value of the options granted during the year ended December 31, 2019 and 2018 was $1,539,414 and $0, respectively. Stock-based compensation expense of $1,539,414 and $0 was recognized under FASB ASC 718 for the years ended December 31, 2019 and 2018, respectively.

NOTE 9 – MEMBERS' EQUITY AND STOCKHOLDERS' EQUITY

Prior to Conversion to a Corporation, described in Note 1, the Company sold an additional 248,000 of LLC units for $214,802 and issued an additional 2,250 shares to close the Regulation Crowdfunding offering, while receiving $40,693 less offering costs of $1,146 from subscriptions receivable. On the date of conversion, 16,562,089 LLC units then outstanding, converted to 16,562,080 shares of common stock allocated between Class A and Class B.

Prior to conversion to a corporation, the Company's profits and losses were allocated pro rata to members based on their ownership percentages.

Common Stock

On December 21, 2018, the certificate of conversion was filed with the Secretary of State of Delaware. We have authorized the issuance of 20,000,000 shares of our common stock with par value of $0.0001, comprising of Class A and Class B shares of 19,372,272 and 627,728, respectively. All classes of common stock have the same rights and privileges, rank equally, share ratably and are identical in all respects as to all matters except that Class B and Class C shares do not have voting rights.

As of December 31, 2018, the total Class A and Class B shares issued and outstanding was 15,934,352 and 627,728, respectively.

During 2019, the Company authorized the issuance of 1,000,000 shares of Class C Common stock with a par value of $0.0001.

During the year ended December 31, 2019, the Company sold 387,834 Class C common stock shares through a Regulation Crowdfunding offering and received proceeds of $487,551, net of offering costs of $41,142.

NOTE 9 – SUBSEQUENT EVENTS

On March 10, 2020, the Company granted 64,579 shares of restricted stock in exchange for a like amount of cancelled options. These shares were fully vested on the date of the grant.

Subsequent to year-end, the Company sold Class C common stock shares through a Regulation Crowdfunding offering raising $541,306 and receiving net proceeds of $499,689.

We have evaluated subsequent events that occurred after December 31, 2019 through July 17, 2020, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time that would have a material effect on the consolidated financial statements.